Exhibit (c)(3)
December 20, 2006 Project Braxton Special Committee Discussion Materials

The accompanying materials were compiled on a confidential basis for the use and benefit of the Special Committee of the Board of Directors (the "Special Committee") of Davis Corporation ("Davis") in evaluating the terms of the proposed acquisition of Braxton (or the "Company") by Davis (the "Proposed Transaction") as more fully set forth in the draft definitive agreement (the "Draft Merger Agreement") between Davis and the Company described herein. These materials are based primarily on information contained in publicly available documents and other information provided to us by Davis, the Company and their representatives. Avondale Partners, LLC ("Avondale") has had discussions with senior officers of Davis and the Company but does not assume responsibility for the accuracy, completeness or reasonableness of the information provided to Avondale in these discussions or otherwise and has not attempted independently to investigate or verify any information, projections, or other information provided to Avondale and included or otherwise used in these materials. Avondale is furnishing these materials, and you should consider these materials, only in connection with the analysis that Avondale is providing in connection with the Proposed Transaction described herein. The preparation of these materials was completed December 20, 2006. A description of the procedures Avondale employed in this report for inclusion in any proxy or tender materials or other communications with Davis' stockholders in connection with the Proposed Transaction as may be required by applicable law (a "Disclosure Document") may be included in the Disclosure Document, provided that any such description or reference to Avondale in any Disclosure Document shall be in a form reasonably acceptable to Avondale.

Table of Contents Executive Summary Valuation Analyses Pro Forma Merger Analysis Appendices: Overview of Braxton Selected Comparable Companies - Long Term Care Premiums Paid Analysis - All Public Companies WACC Analysis

Section I Executive Summary

Introduction Avondale Partners, LLC ("Avondale") is pleased to present the following presentation to the Special Committee of the Board of Directors of Davis The intent of this presentation is to present to the Special Committee of Davis certain financial analyses undertaken by Avondale regarding the fairness of the consideration to be paid with respect to the potential merger with Braxton (or "the Company") or the Project Braxton transaction (the "Proposed Transaction") Within this presentation, we will review the following: Scope of Avondale's engagement and the assumptions and limitations of our analysis Proposed Transaction overview Valuation analyses Pro forma merger analysis Historical and projected financial results for both Braxton and Davis Overview of Braxton

Reviewed certain historical and projected financial and operating data concerning Davis and Braxton; Conducted a review and analysis of the financial and operating characteristics of Davis and Braxton, including (but not limited to) an assessment of both Davis' and Braxton's growth opportunities and profitability; Performed a series of valuation analyses; Made a preliminary presentation to the Special Committee and will make a final presentation with respect to the Proposed Transaction and the Fairness Opinion to the Board including the Special Committee; Taken into account our assessment of general economic, market and financial and other conditions and our experience in other transactions, as well as our expertise in securities valuation and our knowledge of the industry in which Davis and Braxton operates; and Performed such other analyses and consider such other factors as Avondale deemed appropriate in order to render a Fairness Opinion in accordance with the terms of our engagement. Scope of Avondale's Engagement Avondale has performed the following services to evaluate the Proposed Transaction:

Assumptions and Limitations of Analysis Davis agreed to provide, or to use commercially reasonable efforts to cause Braxton to provide, us all financial and other information requested by Avondale for the purpose of its engagement; In providing the Fairness Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Davis and Braxton or obtained by us from public sources, including, without limitation, financial forecasts (the "Forecasts"). With respect to the Forecasts, with your consent, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Davis and Braxton as to the expected future performance of Davis and Braxton. We have not conducted a physical inspection of the properties and facilities of either Davis or Braxton and have not made or obtained any evaluations or appraisals of the assets or liabilities of either Davis or the Company; It should be understood that any estimates, valuations and/or projections contained in the accompanying materials were prepared or derived from information supplied by the Company and/or public sources without the assumption by Avondale of responsibility for any independent verification thereof. Accordingly, no representation or warranty can be or is made by Avondale as to the accuracy of achievability of any such valuations, estimates and/or projections and Avondale expressly disclaims any and all liability relating to or resulting from the use of such information. Actual results may vary from such estimates, valuations or projections and such variations may be material; Avondale has made the following assumptions and been subject to the following limitations in conducting its analysis:

Scope of Avondale's Engagement (cont.) Assumptions and Limitations of Analysis (cont.) Our opinion is dated as of a reasonably proximate to the date of the definitive agreement for the Transaction and may be in such form as we have determined and in accordance with our customary practices, it being understood that the form and substance of such opinion is in accordance with standards as are typical for the provision of such opinions by investment banking firms in transactions similar to the Proposed Transaction, and in any event, shall be limited to a financial point of view and shall be addressed solely to the Special Committee and shall be relied upon only by the Special Committee and the Board; and We may qualify the Fairness Opinion in any manner that we believe appropriate, consistent with the terms of this engagement, and it shall be limited in any event to an analysis of (i) publicly available information with respect to Davis, Braxton, their outstanding securities and such other matters as we deem appropriate, (ii) such other information as supplied to Avondale by each of Davis and Braxton and (iii) such other information as Avondale deemed relevant.

Situation Overview In connection with our engagement hereunder, Avondale has among other things: Reviewed the draft of the Agreement and Plan of Merger dated December 20, 2006 and certain exhibits and documents referenced therein; Reviewed historical financial statements and other relevant information provided to us by management of Braxton and Davis; Discussed Braxton's and Davis' history, operations, businesses, financial performance, and outlook in detail with members of both Braxton and Davis management; Discussed and confirmed forecasts with members of both Braxton and Davis management; Reviewed certain internal financial and operating information, including certain projections relating to the Company and Davis; Reviewed corporate records and schedule of equity securities issued and outstanding; Reviewed certain publicly available information of companies similarly situated to the Company that we deemed appropriate; Visited nursing home facility in Murfreesboro; and Reviewed Company Annual Reports, 2004-2005. Due Diligence Review Process Executive Summary

Proposed Transaction Overview Total consideration per Braxton share to be issued to the Braxton shareholders will be $24.75. The Purchase Price will be paid as follows: Total consideration to be paid to Braxton shareholders is $24.75 per Braxton share. Such consideration will consist of $9.00 cash and $15.75 face amount of a new class of Davis $0.80 convertible preferred stock (the 'Preferred Stock'). The average closing price for Davis common stock for the 20 trading sessions ending 11/17/06 will be calculated (the '11/17 Average'). The conversion price for the Davis $0.80 convertible preferred stock will be set at 1.2 x the 11/17 Average (subject to a possible adjustment described below) provided the signing of the Merger Agreement occurs no later than 12/29/06. Provided however, on the date the Merger Agreement is signed, an alternative average closing price will be calculated (the 'Signing Date Average'); it will be the average closing price for Davis common stock for the 20 trading sessions ending the day before the signing date. If 1.15 x the Signing Date Average > 1.2 x the 11/17 Average, then the conversion price for the Davis $0.80 convertible preferred will be the higher price. Merger Consideration Transaction Structure Following a reorganization of Braxton (the "Consolidation"), Braxton merges with and into a wholly owned indirect subsidiary of Davis.

Proposed Transaction Overview (cont.) Approval of Braxton Stockholders The Consolidation shall have been approved by the Requisite Stockholder Vote and the Articles of Consolidation shall have been filed with, and accepted for record by, the State Department of Assessment and Taxation of Maryland. The Merger shall have been approved by the Requisite Stockholder Vote of the Consolidated Company. "Requisite Stockholder Vote" shall mean (i) the affirmative approval of a majority of all votes entitled to be cast on the matter and (ii) the affirmative vote of a majority of all votes entitled to be cast on the matter, except those that may be cast by Affiliated Stockholders. "Affiliated Stockholders" shall mean a stockholder who is a director or officer of Braxton, the Consolidated Company, and any of their Affiliates or Parent or who is otherwise an Affiliate of the Company. The Company shall, as soon as practicable following approval of the Consolidation, establish a record date, hold a meeting of its stockholders, which meeting shall not, in any event, take place later than 30 days after the mailing of the Joint Proxy Statement to the Company's stockholders for the purpose of obtaining Approval of the Merger, and through its Board of Directors, acting upon the recommendation of the Special Committee, unless their fiduciary duties require otherwise, recommend to its stockholders the adoption of the Merger Agreement. Tax Status Merger will be taxable to Braxton shareholders. Alternatively, if 1.2 x the Signing Date Average < 1.2 x the 11/17 Average, then the conversion price for the convertible preferred will be the lower price. The convertible preferred shares will be registered, listed on the American Stock Exchange, and will be freely tradable immediately upon issuance. The 11/17 Average has been calculated as $54.2275/share. 1.2 x $54.2275 = $65.07.

Proposed Transaction Overview (cont.) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement (other than a confidentiality agreement to the extent permitted), or agree to do any of the foregoing related to any Company Takeover Proposal. Braxton and its subsidiaries and the officers and directors of the Company and its subsidiaries shall not, and shall use their respective best efforts to cause the Company's and its Subsidiaries' other employees and any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, consultant, accountant or other representative of the Company or any of its Subsidiaries (collectively, the "Representatives") not to, directly or indirectly, solicit, initiate or encourage, or take any other action to facilitate any Company Takeover Proposal; provide any nonpublic information or data to any person relating to a Company Takeover Proposal, or engage in any negotiations concerning a Company Takeover Proposal, or knowingly facilitate any effort or attempt to make or implement a Company Takeover Proposal; No Solicitation Voting Agreement Significant Braxton and Davis shareholders representing approximately 20% of both Braxton and Davis have agreed to vote in favor of the merger. Approval of Davis Stockholders The affirmative vote in favor of the establishment and issuance of the Davis Preferred Stock is the only vote of the holders of any class or series of Davis' capital stock necessary to approve.

Proposed Transaction Overview (cont.) Additional Covenants Conduct of business by both Davis and Braxton Advice of changes; filings No Solicitation Preparation of S-4, Joint Proxy and the Schedule 13E-3 Stockholder meetings Access to Information; Confidentiality Reasonable Efforts Company Reorganization and Consolidation AMEX Listing Representations and Warranties of Braxton Organization, standing and power Subsidiaries Capital structure Authority; noncontravention; approvals Company SEC documents; undisclosed liabilities Information supplied Absence of certain changes or events Litigation Compliance with applicable laws Contracts No excess parachute payments Taxes Stockholder Approval State Takeover Statutes Brokers Opinion of Financial Advisors Real Estate Matters Employee Benefit Plans

Proposed Transaction Overview (cont.) Certain Conditions to Close - Davis Timing Both parties intend to sign the definitive agreement on or around December 20, 2006. Closing to occur as soon as practical and no later than June 30, 2007. Representations and warranties true and correct Performance of obligations of Davis No litigation No material adverse effect Representations and warranties true and correct Performance of obligations of Braxton No litigation No material adverse effect Certain Conditions to Close - Braxton Conditions of the Merger Stockholder approval Approval under Hart-Scott-Rodino Act No injunctions or restraints Filing of form S-4 American Stock Exchange listing of Preferred Stock Company Reorganization Consolidation Termination Fee The termination fee shall be $9.4 million.

Transaction Summary Executive Summary Source: Company Management, Bloomberg, SEC Filings

Purchase Price Premium Analysis

Historical Stock Price Performance Last Two Years - Braxton Source: Bloomberg. Offer Price 1 Week Avg. 3 Month Avg 9 Month Avg. Executive Summary 1 Year Avg 1 & 2 Year High 1 Month Avg. 2 Year. Avg

Historical Stock Price Performance LTM - Average Price Information Executive Summary Source: Bloomberg.

Accretion/(Dilution) Summary - EPS (1) (1) Assumes Purchase Price per Braxton share of $24.75 (2) Davis Standalone EPS from Davis Management estimates. (3) Pro Forma EPS represents the projected combined EPS of Davis and Braxton, using respective company management estimates.

Accretion/(Dilution) Summary - Free Cash Flow (1) (1) Assumes Purchase Price per Braxton share of $24.75. (2) Free Cash Flow = Cash Flow from Operations - Capital Expenditures. (3) Davis Standalone Free Cash Flow from Davis Management Estimates. (4) Pro Forma Free Cash Flow represents the projected combined FCF of Davis and Braxton, using respective company management estimates.

Section II Valuation Analyses

Valuation Methodologies Avondale utilized a variety of techniques in order to analyze a range of potential values for the Company. Valuation Overview

Valuation Summary (Per Share) $24.75 $0.00 Offer Price

Valuation Overview Avondale used several different valuation techniques in order to value the Braxton business:

Braxton Comparable Companies Source: Bloomberg, CapitalIQ, SEC Filings, Braxton Management

Premiums Paid - REIT (1) Source: Bloomberg, SDC

Precedent REIT Transaction Analysis(1) (1) Includes deals with transaction values of $100 MM or greater. Source: Bloomberg, SDC, SEC Filings

Precedent REIT Transaction Analysis Source: Bloomberg, SDC, SEC Filings

Avondale calculated the Net Present Value of Braxton's future cash flows. In order to calculate NPV, Avondale used Perpetuity Growth Rates of 0.0%, 1.0%, 2.0%, 3.0%, and 4.0% and discount rates of 9%,10%, 11%, 12%, and 13%. 2009E FCF value is used as the perpetuity value then discounted to present value. The discount rate range was derived from the WACC calculations of Braxton's publicly traded peer group. Assumptions Used 2007 - 2009 estimates provided by Braxton Assumed 0.5% revenue growth from 2007 - 2009 Avondale's analysis resulted in Implied Enterprise Values between: $162.8 million and $376.8 million. Discounted Cash Flow Analysis

Discounted Cash Flow Analysis Source: Company Management, Bloomberg

Dividend Discount Model Source: Company Management , SEC Filings

Braxton Facility Level Valuation - Summary

Braxton Facility Level Valuation - Summary Source: Braxton Management, SEC Filings

Braxton Facility Level Valuation Source: Braxton Management

Braxton Facility Level Valuation Source: Braxton Management

Section III Pro Forma Merger Analysis

Underlying Merger Assumptions The projected financial information is based on Davis and Braxton management estimates Merger analysis assumptions include Estimated cost savings such as legal, audit, and SOX compliance totaling $500,000. Rent expense eliminated from Davis to Braxton. Additional depreciation due to purchase accounting revaluation of Braxton's assets (assumes 40 yr straight line depreciation). 363,200 shares of Braxton owned by Davis are eliminated. Management agreement terminated. Assumes preferred stock consideration is fixed at $15.75 per share and cash consideration is fixed at $9.00 per share

Merger Model Assumptions

Davis Pro Forma Balance Sheet - As of 9/30/2006 (1) Includes the elimination of 363,200 shares of Braxton currently owned by Davis. (2) Existing financials represent Davis balance sheet as of 9/30/06 and Braxton balance sheet as of 9/30/06.

Davis Pro Forma Balance Sheet - As of 12/31/2006 (1) Includes the elimination of 363,200 shares of Braxton currently owned by Davis.

Davis Pro Forma Income Statement - 2006

Davis Pro Forma Income Statement - 2007

Davis Pro Forma Income Statement - 2008

Davis Pro Forma Income Statement - 2009

Pro Forma Financial Overview - Davis Pro Forma Balance Sheet

Pro Forma Financial Overview - Davis Pro Forma Cash Flow Statement

Appendix A Overview of Braxton

Overview of Braxton Source: Braxton Press Releases, Bloomberg, SEC Filings Source: Braxton Press Releases, Bloomberg, SEC Filings

Stock Price Performance 7/25/2006 - Q2 earnings rose 3.7% over the prior year. 6/12/2006 - Announces a Q2 dividend of 33.25 cents. 4/26/2006 - Q1 earnings rose 11.5% over the prior year. 8/2/2005 - Braxton extends lease of 14 facilities to Davis through 2017. 9/11/2006 - Announces a Q3 dividend of 33.25 cents. 3/10/2006 - Announces a Q1 dividend of 33.25 cents. 6/14/2005 - Announces a Q2 dividend of 33.25 cents. 3/11/2005 - Announces a Q2 dividend of 33.25 cents. Source: Bloomberg, Braxton Press Releases 12/11/2006 - Announces a Q4 dividend of 33.25 cents and a special dividend of 10 cents. 10/25/2006 - Q3 net income rose 8.1% over the prior year.

Shares Traded at Various Prices - 3 Months and 6 Months 3 Months 6 Months Source: Bloomberg

Shares Traded at Various Prices - 1 Year and 2 Years 1 Year 2 Years Source: Bloomberg

Overview of Braxton Facilities Source: Braxton SEC Filings

NY000S0D_1.wor Location of Braxton Properties as of 12/31/2005 Source: Braxton SEC Filings

Braxton Management Team Biographies Source: Company SEC Filings Source: Company SEC Filings

Braxton Board of Directors Biographies Source: Braxton SEC Filings Source: Braxton SEC Filings

Management and Board of Directors Relationships Source: Braxton and Davis SEC Filings. Bold names represent members of management or the Board of Directors that serve for both Davis and Braxton.

Stock Ownership Table - Braxton Stock Ownership Table - Braxton

Shares Outstanding

Capitalization and Credit Source: SEC Filings

Income Statement Source: Braxton Management, SEC Filings Source: Braxton Management, SEC Filings

Balance Sheet - 9/30/2006 Source: SEC Filings Source: SEC Filings

Projected Balance Sheet Source: Braxton Management

Projected Cash Flow Statement Source: Braxton Management

Braxton Administrative Expenses Source: Braxton Management Source: Braxton Management

Davis Owns 5.1% of Nathan(2) Owns 3.6% of Braxton(2) Leases to Davis 28.7% of total portfolio Leases to Davis 60.9% of total portfolio Lease Payments Accounting Services Administrative Services Advisory Services (1) Braxton Owns approx. 1.0% of Nathan (2) Advisory Services Management Advisory Source, LLC (1) Davis provides Advisory Services to Braxton only Current Relationship Between Nathan, Davis and Braxton (2) Ownership information from Davis 10-K and Braxton 10-Q calculated using basic shares outstanding as of 9/30/06 Nathan Source: SEC Filings

Relationship History of Davis and Braxton In 1997, Davis formed Braxton as a wholly-owned subsidiary. Davis then transferred to Braxton certain healthcare facilities then owned by Davis and distributed the shares of Braxton to Davis's shareholders. The distribution had the effect of separating Davis and Braxton into two separate public companies. As a result of the distribution, all of the outstanding shares of Braxton were distributed to the then Davis shareholders. On August 1, 2005, Davis elected to exercise the option to extend the term of the leases of properties from Braxton for two additional five year terms until December 31, 2017. The leases are for the real estate of ten long-term care centers, three assisted living centers and one retirement center. The currently running initial term of the leases expires on December 31, 2007. The leases were further amended to grant Davis an option to renew the leases at fair market value for a second extended term of ten years until December 31, 2027, assuming no defaults. Davis accounts for the leases as operating leases. Source: SEC Filings

Relationship History of Davis and Braxton During the remaining initial term and the extended renewal term of the leases, Davis is obligated to pay Braxton annual base rent on all 23 of the facilities of $15,960,000. In addition to base rent, in each quarter of each year after 1999, Davis is obligated to pay percentage rent to Braxton equal to 3% of the amount by which gross revenues of each Braxton leased health care facility in such later quarter exceed the gross revenues of such health care facility in the applicable quarter of 1999. Percentage rent for 2005, 2004 and 2003, was approximately $1,363,000, $1,295,000, and $1,128,000, respectively. Each lease with Braxton is a "triple net lease" under which Braxton is responsible for paying all taxes, utilities, insurance premium costs, repairs and other charges relating to the operation of the facilities. Davis is obligated at Braxton's expense to maintain adequate insurance on the facilities' assets. On October 1, 2000, Davis terminated the individual leases on nine Florida long term care facilities. However, Davis remains obligated under the master lease agreement to make the lease payments to Braxton on the nine Florida long term care facilities. Also on October 1, 2000, the facilities were leased by Braxton under a five year term to nine separate limited liability corporations, none of which Davis owned or controlled. The leases have currently been extended through December 31, 2010. Lease payments to Braxton from the new lessees offset Davis' lease obligations pursuant to the master operating lease. Since October 1, 2000, the nine separate limited liability corporations have made all required lease payments to Braxton, and Davis has not been required to make any lease payments with respect to those nine properties. Source: SEC Filings

Relationship History of Davis and Braxton Davis has a right of first refusal with Braxton to purchase any of the properties transferred from Davis should Braxton receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease. The leases have also been amended to provide that if Davis pays for the construction of a bed addition, the existing annual rent for that center will be increased by .75% of the cost paid by Davis for the construction of the addition. Revenues produced within the addition shall be excluded from any percentage rent calculation. Source: SEC Filings

Advisory Agreement between Davis and Braxton Davis entered into an Advisory Agreement with Braxton whereby services related to investment activities and day-to-day management and operations are provided to Braxton by Davis as Advisor. The Advisor is subject to the supervision of and policies established by Braxton's Board of Directors. The Advisory Agreement expired December 31, 2003 and thereafter is renewed from year to year unless earlier terminated. Either party may terminate the Advisory Agreement at any time on 90 days written notice. The Advisory Agreement may be terminated for cause at any time. On August 1, 2005, concurrent with the lease extensions, the Advisory Agreement was amended to provide that beginning in 2005, for Davis' services under the Advisory Agreement, Davis is entitled to annual compensation equal to the greater of (1) 2.5% of Braxton's gross consolidated revenues or (2) $500,000. It was also clarified that Braxton (and not Davis) is to bear all of its own corporate costs. Prior to the August 1, 2005 amendment, the Advisory Agreement had provided that for Davis' services under the Advisory Agreement, Davis was entitled to annual compensation of the greater of 2% of Braxton's gross consolidated revenues or the actual expenses incurred by Davis. During 2005, 2004, and 2003, compensation under the Advisory Agreement was $508,000, $411,000, and $476,000, respectively. Source: SEC Filings

Braxton Organization Chart Davis ESOP Braxton Braxton/ Delaware, Inc. Adams Mark, L.P. 100% Owned 5.12% 5.77% 88.11% 1% Braxton /OP, L.P. Braxton /Greenville L.P. Braxton/North Augusta, L.P. Braxton/ Garden City, L.P. 99% L.P. Owner 1% GP Owner Source: Company Management

Braxton/OP Ownership Braxton/OP, L.P. is the operating partnership and owns all of the assets and liabilities which are shown on the Braxton balance sheet. Source: Braxton Management

Appendix B Selected Comparable Companies - Long Term Care

Davis Comparable Companies - Long Term Care Source: Bloomberg, CapitalIQ, SEC Filings, Davis Management

Davis Comparable Companies - Long Term Care (cont.) Source: Bloomberg, CapitalIQ, SEC Filings, Davis Management

Appendix C Premiums Paid Analysis - All Public Companies

Avondale analyzed premiums paid for public company transactions valued between $100 to $500 million where the target had a market cap between $100 to 500 million and 100% of the target's shares were being acquired, announced from December 15, 2004 to December 15, 2006. Avondale's analysis resulted in an Implied Price Per Share range between $14.68 and $50.59. Premiums Paid Analysis - All Public Companies Source: Bloomberg, SDC

Premiums Paid - All Deals Source: Bloomberg, SDC

Premiums Paid - All Deals (cont.) Source: Bloomberg, SDC

Premiums Paid - All Deals (cont.) Source: Bloomberg, SDC

Appendix D WACC Analysis

Weighted Average Cost of Capital - Braxton Source: Bloomberg

Weighted Average Cost of Capital - Davis Source: Bloomberg